
April 8, 2011

Via Email
Kevin Begley
Chief Financial Officer
Village Super Market, Inc.
733 Mountain Avenue
Springfield, New Jersey 07081

> **Re:** **Village Super Market, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed October 12, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 1, 2010**
> **File No. 001-33360**

Dear Mr. Begley:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Christopher F. Chase for

H. Christopher Owings
Assistant Director